United States securities and exchange commission logo





                          November 19, 2021

       Carol Craig
       Chief Executive Officer
       Sidus Space, Inc.
       150 N. Sykes Creek Parkway, Suite 200
       Merritt Island, FL 32953

                                                        Re: Sidus Space, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
10, 2021
                                                            CIK No. 0001879726

       Dear Ms. Craig:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments refer to comments in our October 25, 2021 letter.

       Amendment No. 1 to DRS on Form S-1 submitted November 10, 2021

       Cover Page

   1. We note your response to prior comment 1. Please expand your disclosure on the cover page to include the
identity and beneficial ownership percentage of your controlling shareholder and provide
a cross-reference to a longer discussion of the exemptions
                                                        available to you, and
those on which you intend to rely, as a "controlled company."
 Carol Craig
FirstName  LastNameCarol   Craig
Sidus Space, Inc.
Comapany 19,
November   NameSidus
               2021 Space, Inc.
November
Page 2     19, 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

2. We note your revised disclosures include a list of various manufacturing contracts and significant milestones. Please further revise to disclose the fiscal year(s) covered by each contract. Also, in an effort to provide a balanced discussion, revise to disclose the total revenue generated for each period presented on page 1.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

3. We note your revised disclosures in response to prior comment 6. Please revise your results of operations discussion for the interim periods ended September 30th to include a similar discussion regarding the number of customers at each period end and the impact of such changes on your revenue for each period.
Exclusive Forum, page 75

4. We note your response to prior comment 9. While you discuss a federal exclusive forum provision for Securities Act and Exchange Act claims here, you do not discuss this provision in the risk factor on page 33. Please revise to consistently describe your exclusive forum provisions or advise.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7

5. You state in your response to prior comment 11 that you have revised your disclosures to include the research and development costs charged to expense for each period presented;
         however, no such revisions appear to have been made. Considering the importance of your research and development projects on the future success of your business, please revise to disclose the total research and development costs charged to expense for each period presented. Refer to ASC 730-10-50-1.
Consolidated Statements of Operations, page F-15

6. Please provide the calculations that support the Class A and Class B per share information. In this regard, it is unclear how you allocated earnings to each class of common stock and why per share amounts would differ for each class given dividend rights are the same. Please explain further or revise your disclosures as necessary. Refer to ASC 260-10-45-60B.
Consolidated Statements of Stockholder's Deficit, page F-17

7.       You disclose that in August 2021, all outstanding shares of common stock were
         exchanged for 10 million shares of Class B common stock. Please tell us your consideration to retroactively reflect such exchange for all periods presented. Specifically address your consideration of the guidance in ASC 505-25-25 and SAB Topic 4.C.
 Carol Craig
FirstName  LastNameCarol   Craig
Sidus Space, Inc.
Comapany 19,
November   NameSidus
               2021 Space, Inc.
November
Page 3     19, 2021 Page 3
FirstName LastName
General

8.       We note on page 6 and elsewhere that you removed references to an
underwriter   s over-
         allotment option. We also note, however, that other disclosures continue to reference an over-allotment option. Please tell us whether your underwriter will have an over-
         allotment option and ensure your prospectus disclosure is consistent throughout.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at
(202) 344-5791 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Jeff Fessler